Thermaltec International, Corp.
                                68A Lamar Street
                          West Babylon, New York 11704

                                                              December 16, 1999

Ms. Kathleen Krebs
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Thermaltec International, Corp. Pre-Effective Registration Statement on Form S-4 (Commission file No. 333-82463)

Dear Ms. Krebs:

         Pursuant  to Rule 477  under  the  Securities  Act of 1933,  Thermaltec
International, Corp. ("Thermaltec") hereby applies for withdrawal of the above-referenced registration statement on Form S-4 originally filed with the Commission on July 8, 1999.

         Thermaltec requests such withdrawal because Thermaltec and Camanco Communications, Inc. ("Camanco") (formerly known as Solar Communications Group, Inc.) have terminated their planned business combination that was the subject of the registration statement. Thermaltec confirms that no securities of Thermaltec or its subsidiaries have been issued or sold pursuant to the registration statement.

         Thermaltec  respectfully  requests that the  Commission  consent to the
withdrawal  of  the  registration  statement,   effective  as  of  the  earliest
practicable date.


                                              Very truly yours,

                                              THERMALTEC INTERNATIONAL, CORP.


                                              \s\ Andrew B. Mazzone
                                              By: Andrew B. Mazzone, President



cc:      Martin Sklar, Esq.
         Deborah Hays, Esq.